No Act
PE 1/18/11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11006028

March 10, 2011

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-10-11

Re: Time Warner Inc.
Incoming letter dated January 18, 2011

Dear Ms. Goodman:

This is in response to your letter dated January 18, 2011 concerning the shareholder proposal submitted to Time Warner by Kenneth Steiner. We also have received a letter on the proponent's behalf dated January 31, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 10, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner Inc.
Incoming letter dated January 18, 2011

The proposal requests that the board take the steps necessary so that each shareholder voting requirement impacting the company that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Time Warner's policies, practices and procedures compare favorably with the guidelines of the proposal and that Time Warner has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Time Warner relies.

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 31, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Time Warner Inc. (TWX)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 18, 2011 company request to avoid this established rule 14a-8 proposal.

The company 2010 annual meeting proxy stated, "The proposal is unnecessary because the Company has already eliminated all of the 80% super-majority vote provisions in its governance documents" in regard to this very same rule 14a-8 proposal topic.

Then the 2010 proposal won 70%-support at the 2010 annual meeting per the attachment which included the company quote highlighted.

The so-called i-9 change the company proposes amount to polishing the furniture.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Julie Kim <Julie.Kim@timewarner.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy L. Goodman
Direct: 202.955.8653
Fax: 202.530.9677
AGoodman@gibsondunn.com

Client: C 92415-00001

January 18, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.*
Stockholder Proposal of Kenneth Steiner (John Chevedden)
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Time Warner Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2011 Annual Meeting of Stockholders.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.*

(avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Further, when a company can demonstrate that it has already taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

In 2008, the Company's stockholders adopted amendments (the "2008 Amendments") to the Company's Restated Certificate of Incorporation (the "Certificate") that eliminated all remaining supermajority voting provisions present in the Certificate. Specifically, the 2008 Amendments replaced Article VIII of the Certificate, which had required the vote of 80% or more of the Company's outstanding shares in order to amend certain provisions of the Certificate, with new language requiring "the affirmative vote of the holders of a majority or more of the combined voting power of the then outstanding shares" to amend those same provisions. With the implementation of the 2008 Amendments, the Company's Certificate and By-laws do not contain any supermajority vote provisions[1] and the Staff concurred with the Company's exclusion of a stockholder proposal requesting that the Company "fully adopt simple majority vote requirements in [its] Charter and By-Laws" under Rule 14a-8(i)(10) as substantially implemented. *See Time Warner Inc.* (avail. Feb. 29, 2008).

The Staff has found consistently that similar proposals calling for the elimination of provisions requiring "a greater than simple majority vote" are excludable under Rule 14a-8(i)(10) where a company's governing documents set stockholder voting thresholds at a majority of the company's outstanding shares. For example, in *Express Scripts, Inc.* (avail. Jan. 28, 2010), the Staff concurred that a proposal requesting that "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" was substantially implemented by a by-law requiring the vote of "a majority of the voting power of the stock issued and outstanding and entitled to vote thereon." *See also Celegene Corp.* (avail. Apr. 5, 2010); *Sempra Energy* (avail. Mar. 5, 2010); *MDU Resources Group, Inc.* (avail. Jan. 16, 2010) (in each case, concurring with the exclusion of a proposal identical to *Express Scripts* under Rule 14a-8(i)(10) as substantially implemented by by-laws requiring a majority vote of outstanding shares or of shares entitled to vote for directors, rather than a majority of votes cast for and against). Here, as the Staff recognized in *Time Warner Inc.*

---

[1] If the Company Proposal (discussed below) is adopted, the stockholder voting requirement for amendments to the Company's By-laws, which currently requires a vote of the holders of a majority of the Company's outstanding shares, will be reduced even further to a majority of the votes cast for and against an amendment.

(avail. Feb. 29, 2008), the Company has no provisions in its Certificate or By-laws requiring "a greater than simple majority vote." Thus, the Company believes that it has substantially implemented the Proposal.

If the Proposal is referring to other stockholder voting requirements that may "impact" the Company and require greater than simple majority vote, then the Company cannot identify those requirements with any certainty. For example, the Proposal does not reference statutory provisions governing stockholder votes, such as Section 203 of the Delaware General Corporation Law (the "DGCL"). DGCL § 203 requires that certain transactions with interested stockholders be approved "by the affirmative vote of at least 66 $^{2}/_{3}$% of the outstanding voting stock which is not owned by the interested stockholder." This voting threshold is fixed by the statute and a company does not have the ability to "change" this voting threshold. Rather, DGCL § 203 only permits a company to elect not to be governed by DGCL § 203 by the inclusion of an express provision to that effect in its certificate of incorporation or by-laws by action of its stockholders.

Because the Company cannot "change" the voting threshold under DGCL § 203, and the Proposal does not request that the Company take the other steps necessary not to be governed by DGCL § 203, the Company has substantially implemented the Proposal. *See Whole Foods Market, Inc.* (avail. Dec. 21, 2010) (concurring with the exclusion of a proposal that is nearly identical to the Proposal under Rule 14a-8(i)(10) as substantially implemented where the company had already eliminated all supermajority voting requirements in its charter and by-laws, and the only remaining supermajority voting requirement arose under a state law that allowed the company to opt out of the statute's application but not to reduce the voting threshold thereunder).

Furthermore, even if the Company were to elect not to be governed by DGCL § 203, the Company could not change the stockholder voting requirement for matters covered by DGCL § 203 to "a majority of the votes cast for and against . . . in compliance with applicable laws." The stockholder voting requirement under DGCL § 203 applies to certain business combinations, such as a merger, with interested stockholders. Pursuant to Section 251(c) of the DGCL, however, a merger must be approved by a majority of the outstanding stock of the Company, and the vote standard cannot be reduced to a majority of the votes cast for and against. Because the Proposal only requests that the Company take action "in compliance with applicable laws," and the stockholder voting requirement under DGCL § 203 for business combinations cannot be reduced (even by opting out) to a majority of the votes cast for and against without violating DGCL § 251, the Company has substantially implemented the Proposal and may exclude it pursuant to Rule 14a-8(i)(10). *See MDU Resources Group, Inc.* (avail. Jan. 16, 2010) (concurring that a stockholder proposal requesting that "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against any proposal in compliance with applicable laws," was substantially implemented, even though the company had a charter provision requiring approval by "a majority in number representing three-fourths in value of . . . the stockholders or class of stockholders," where that voting threshold was provided by statute.)

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of stockholder proposals, including proposals requesting changes to a company's stockholder voting requirements and other corporate governance procedures. *See PG&E Corp.* (avail. Mar. 1, 2002) (concurring with the exclusion of a proposal seeking to make "simple-majority vote . . . the sole requirement . . . to effect a merger or business combination or other issue for shareholder vote" as vague and indefinite under Rule 14a-8(i)(3)). *See also General Electric Co.* (avail. Jan. 26, 2009) (concurring with the exclusion of a proposal regarding the ability of stockholders to call special meetings as vague and indefinite).

Moreover, the Staff has on numerous occasions concurred that a stockholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget*

Energy, Inc. (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

The Staff has recognized previously that when a proposal "would require the Company to make highly subjective determinations concerning . . . when the proscriptions of the proposal would apply, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). *NYNEX Corp.* (avail. Jan. 12, 1990). In *NYNEX Corp.*, the proposal requested that the company not interfere in government policies of foreign nations. In concurring with the exclusion of the proposal as vague and indefinite, the Staff specifically noted that the company would be required to make a highly subjective determination concerning what constitutes "interference" without guidance from the proposal. *See also Yahoo! Inc.* (avail. Mar. 26, 2008) (concurring with the exclusion of a proposal requesting a new policy regarding "doing business" in China as vague and indefinite); *Bank of America Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal requesting a moratorium on activities that "support" MTR coal mining as vague and indefinite). As the Staff noted in *NYNEX Corp.*, "the proposal is so inherently vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty what actions the Company would take under the proposal."

The Proposal requests that the Company's Board of Directors (the "Board") reduce the threshold required by "each shareholder voting requirement *impacting* our company" that currently has a threshold greater than a simple majority. For the reasons discussed above, the Company believes that it has substantially implemented the Proposal. However, to the extent that the Proposal is referring to other stockholder voting requirements that may "impact" the Company, neither the Company nor its stockholders can determine the actions requested by the Proposal because the Proposal is vague and indefinite. Therefore, the Company and its stockholders must speculate as to other stockholder voting requirements that "impact" the Company.

For example, it is not clear whether the scope of the Proposal is intended to include statutory provisions governing stockholder votes, such as DGCL § 203. Due to the vague and indefinite nature of the Proposal, whether any given stockholder would expect the Company to take action under the Proposal with respect to DGCL § 203 depends on the extent of that stockholder's knowledge of the provision's existence and nuance.

Even if the Proposal hypothetically were to highlight explicitly its application to DGCL § 203, the Proposal still would be vague and indefinite if it only provided a citation to an outside source and did not also provide some basis for stockholders to understand the requirements of DGCL § 203. *See JPMorgan Chase & Co.* (avail Mar. 5, 2010) (concurring with the exclusion of a stockholder proposal requesting a report on "grass roots lobbying communications," defined only by a citation to a section of the Code of Federal Regulations, as vague and indefinite); *AT&T Inc.* (avail. Feb. 16, 2010) (same). *See also Boeing Co.* (avail. Feb. 5, 2010) (concurring with the exclusion of a stockholder proposal seeking to have a committee "follow the Universal Declaration of Human Rights," without further description of such standard, as vague and indefinite). The instant Proposal, if it is intended to apply to DGCL § 203, is at least as vague and indefinite as the hypothetical proposal, because it does not even provide stockholders with a reference or citation.

Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2011 Annual Meeting Of Stockholders.

Pursuant to Rule 14a-8(i)(9), a company may exclude a stockholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n.27 (May 21, 1998).

The Staff has stated consistently that where a stockholder proposal and a company proposal present alternative and conflicting decisions for stockholders, the stockholder proposal may be excluded under Rule 14a-8(i)(9). *See Del Monte Foods Co.* (avail. June 3, 2010) (concurring with the exclusion of a stockholder proposal requesting that the company amend its charter and by-laws to remove all provisions calling for greater than a simple majority vote in favor of adopting a majority of votes cast standard where the company proposed amendments changing the voting standard to a majority of outstanding shares); *Time Warner Inc.* (avail. Jan. 29, 2010) (concurring with the exclusion of a stockholder proposal requesting that holders of at least 10% of the outstanding shares be able to call a special stockholder meeting where a company proposal would require a 15% threshold for stockholders to request such meetings); *H.J. Heinz Co.* (avail. Apr. 23, 2007) (concurring with the exclusion of a stockholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing any supermajority provisions from 80% to 60%).

Consistent with the Company's continuing efforts to refine its corporate governance practices and to be responsive to issues important to its stockholders, on December 16, 2010, the Board approved changes to the stockholder voting requirements set forth in the Company's Certificate and By-laws that, subject to stockholder approval of the changes to the Certificate, will reduce the voting threshold even further for stockholder approval of amendments to the Company's By-laws. Article VII of the Certificate and Article XI of the By-laws currently require a vote of the holders of a majority of the Company's outstanding shares to adopt, amend, alter or repeal any provision of the Company's By-laws. Although these provisions do not contain any supermajority voting requirements, the Board determined that it would be in the best interests of the Company and its stockholders to lower the applicable voting threshold. To that end, at the Company's 2011 Annual Meeting of Stockholders, the Company will recommend that its stockholders amend the Certificate to remove the applicable provision and, subject to the approval of such amendment, the Board has approved an amendment to the Company's By-laws changing the required vote of stockholders to amend the By-laws to a majority of the votes cast by the stockholders (the "Company Proposal").

However, the Company Proposal will not recommend that the Company's stockholders adopt an amendment to the Certificate that opts out of the applicability of DGCL § 203. The Company believes that the Proposal does not request the Company do so, and that the Company has substantially implemented the Proposal, as discussed above. But, to the extent the Proposal makes such a request and the Company Proposal does not, they present alternative and conflicting decisions for stockholders.

The conflict between the Company Proposal and the Proposal is distinguishable from the conflict considered by the Staff in *Lowe's Companies, Inc.* (avail. Mar. 10, 2008). In that case, the Staff was unable to concur that a stockholder proposal requesting that the company "fully adopt simple majority vote requirements in its charter and by-laws" conflicted with a proposal of the company to change *some* but not all of the vote requirements in its charter and by-laws to a simple majority. Here, unlike in *Lowe's*, to the extent the Proposal requests that the Company take steps to change all stockholder voting requirements under state law, including by opting out of the applicability of DGCL § 203, the Company Proposal directly conflicts because it does not opt out of DGCL § 203.

Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2011 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent, ambiguous, or inconclusive results if both proposals were approved.

Therefore, because the Company Proposal and the Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, Robert K. Kane, the Company's Assistant General Counsel, at (212) 484-7932 or Julie Y. Kim, the Company's Senior Counsel, at (212) 484-8142.

Sincerely,



Amy L. Goodman

Enclosure(s)

cc: Robert K. Kane, Time Warner Inc.
Julie Y. Kim, Time Warner Inc.
John Chevedden
Kenneth Steiner

Exhibit A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jeffrey L. Bewkes
Chairman of the Board
Time Warner Inc. (TWX)
1 Time Warner Ctr
New York NY 10019
Phone: 212 484-8000

Dear Mr. Bewkes,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

9/20/10
Date

cc: Paul F. Washington
Corporate Secretary
Julie Kim <Julie.Kim@timewarner.com>
Ph: 212-484-8142/Fax: 212-658-9856

[TWX: Rule 14a-8 Proposal, October 8, 2010]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Supermajority vote requirements can be almost impossible to obtain when one considers the substantial percentage of shares that are typically not voted at an annual meeting. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are often used to block initiatives supported by most shareowners but opposed by management.

We also greater than 70%-support to a 2010 shareholder proposal on this same topic. This 70%-support translated into greater than majority support from all shares outstanding – including the shares that did not vote. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

This proposal topic also won from 74% to 88% support at the following companies: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M).

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

If our Company were to remove each supermajority requirement, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

VIA EMAIL

October 14, 2010

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Proposal Submitted to Time Warner Inc.

Dear Mr. Chevedden:

I am writing on behalf of Time Warner Inc. ("TWI"), which received on October 8, 2010, the Rule 14a-8 stockholder proposal you submitted on behalf of Kenneth Steiner entitled "Adopt Simple Majority Vote" for consideration at TWI's 2011 Annual Meeting of Stockholders (the "Proposal"). The cover letter accompanying the Proposal indicates that communications regarding the Proposal should be directed to your attention. A copy of Mr. Steiner's cover letter and the Proposal is attached.

As you are aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy materials for its stockholders' meetings and the situations in which a company is not required to include any such proposal in such proxy material.

Pursuant to Rule 14a-8(b), to be eligible to have a proposal included in TWI's proxy materials, the proponent is required to submit sufficient proof of his or her continuous ownership of at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal was submitted. To date, we have not received documentary proof of this share ownership. We have reviewed our records of registered stockholders and could not confirm Mr. Steiner's ownership.

To remedy this defect, Mr. Steiner must submit sufficient proof of his ownership of the requisite number of TWI shares. Rule 14a-8(b) provides that sufficient proof may be in the form of (1) a written statement from the "record" holder of Mr. Steiner's TWI common stock (usually a broker or bank) verifying that, as of October 8, 2010 (the date the proposal was submitted), Mr. Steiner continuously held the requisite number of shares of TWI common stock for at least one year, or (2) if Mr. Steiner has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of TWI shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the requisite number of TWI shares for the one-year period.

Pursuant to Rule 14a-8(f)(1), this requested documentation must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this request.

Please note that, while we are familiar with the SEC staff's response in a letter to The Hain Celestial Group, Inc. (dated Oct. 1, 2008), which reversed prior interpretations by the staff and stated the staff's view that a letter from an introducing broker could satisfy Rule 14a-8(b), the staff may re-examine its application of the proof of ownership requirements under Rule 14a-8 in light of the decision of the United States District Court for the Southern District of Texas, Houston Division, in *Apache Corporation v. John Chevedden*. Accordingly, in the event that you provide us with a letter from an introducing broker purporting to establish Mr. Steiner's eligibility to submit the Proposal pursuant to Rule 14a-8(b) and the SEC staff issues guidance under which such a letter would be insufficient for purposes of Rule 14a-8(b), then we request that Mr. Steiner submit sufficient proof of his ownership of the requisite number of TWI shares.

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses only the procedural requirements for submitting a proposal and does not address or waive any of our substantive concerns.

Please address any response to this request and any future correspondence relating to the Proposal to my attention. Please note that any correspondence sent to me via fax should be sent to 212-484-7278.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Julie Kim
Senior Counsel

Enclosure

cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net eaming sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.


DJF
DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number [redacted], held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1333 shares of Time Warner Inc. (TWX); having held at least two thousand dollars worth of the above mentioned security since the following date: 2/11/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Julie Kim	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-658-9856	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
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